Exhibit 99.1

Aeterna Zentaris Announces Results of Virtual 2023 Meeting of Shareholders

TORONTO, ONTARIO, June 14, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that all items of business were approved at its Virtual Annual General and Special Meeting of Shareholders (the “AGM”) held today.

Results of the AGM

At the AGM, all items of business were approved. The individuals noted below were elected as directors of the Company:

Name of Nominee	Votes For	%	Votes Against	%
Peter G. Edwards	401,912	68.94%	181,057	31.06%
Carolyn Egbert	296,499	50.86%	286,470	49.14%
Gilles Gagnon	402,690	69.08%	180,279	30.92%
Dr. Klaus Paulini	317,211	54.41%	265,758	45.59%
Dennis Turpin	298,514	51.21%	284,455	48.79%

At the AGM, Deloitte LLP was appointed as the Company’s auditor.

The Company is an “Eligible Interlisted Issuer” as such term is defined in the TSX Company Manual. As an Eligible Interlisted Issuer, the Company has relied on an exemption pursuant to Section 602.1 of the TSX Company Manual from Section 613 of the TSX Company Manual, the effect of which is that, subject to the satisfaction of certain conditions prescribed by the Toronto Stock Exchange, the Company will not have to comply with certain Canadian requirements in connection with the Company’s long-term incentive plan. As a result, shareholders were not asked to approve the unallocated entitlements under the Company’s long-term incentive plan at the AGM.

For full voting details, please see the report of voting results filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen®; Ghryvelin™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of its therapeutic asset and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include statements regarding the holding of, attending, and voting before and at, the AGM. Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T: +1 (833) 475-8247

E: aezs@jtcir.com